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                                   Filed by Fisher Scientific International Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                       under the Securities and Exchange Act of 1934, as amended

                           Subject Company: Fisher Scientific International Inc.
                                                    Commission File No.: 1-10920


This video relates to a planned merger (the "Merger") between Fisher Scientific International Inc. ("Fisher") and Apogent Technologies Inc. ("Apogent") pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the "Merger Agreement"), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.


MEDIA:            TELEVISION
STATION:          CNFN
MARKET:           NATIONAL CABLE
DATE:             03/18/04
TIME:             01:20 PM ET
SHOW:             THE MONEY GANG
SUBJECT:          PAUL MONTRONE, CEO OF FISHER SCIENTIFIC

GREG CLARKIN, CO-HOST, "THE MONEY GANG":

Mergers and acquisitions are on the rise. Yesterday, Fisher Scientific said it will acquire Apogent Technologies for two point seven billion dollars in stock.

PAT KIERNAN, CO-HOST:

Fisher expects that this merger will add just over a billion dollars to its annual sales. The stock is up over the last fifty-two weeks by about eighty percent.

Joining us now is the company's chairman and CEO, Paul Montrone. Paul, thank you for coming in.

PAUL MONTRONE, CEO, FISHER SCIENTIFIC:

Thank you.


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KIERNAN:

A big deal announced yesterday that puts you into a more dominant position in your industry. Tell us what fits together about these two companies.

MONTRONE:

Well, these two companies actually have been doing business together for fifty years, and it's been a long courtship, you know? And we are the largest customer of Apogent, and they're one of our largest suppliers.

CLARKIN:

Specifically, how does each other fill in the holes, basically? I mean, how do you put these...

MONTRONE:

Well, this is a step for us into a larger position in the life science industry, and, you know, products like microbiology and cell culture, and products that are behind drug discovery and secondarily behind clinical laboratory testing. So it takes us to over a billion dollars in life sciences.

KIERNAN:

So--and this is all sort of wrapped around the core of scientific equipment, the things that people use to make these discoveries?

MONTRONE:

Yeah, this is all--you know, there was an interesting article in the newspaper this morning about the census trends. And, it indicated that between now and 2030, the population age over sixty-five is going to go from twelve percent to twenty percent of the population. Now, if you look at the absolute numbers, that doubles the size of that population. And people over sixty-five use five times the number of diagnostic tests. They use, obviously, more drugs, so you have more drugs, more drug discovery, more clinical testing, and that's our sweet spot. And that's what this deal is all about.

CLARKIN:

How about some of the financial nuts and bolts? You're looking at fifty-five million dollars in cost savings, I believe, by 2005, and then up to one hundred million dollars annually by 2006. When you put these companies together, how do you wring those kind of cost savings out of it?

MONTRONE:

Well, in the short run you have the usual kind of consolidation of functions and, you know, a bigger company, more purchasing power, you know, better controls. As you go down a little further to get the bigger numbers, you're into manufacturing efficiencies. We manufacture some of the same types of products. We'll have an integration team figuring out what's the most efficient way and where's the best place to make these products. We have marketing and sales kind of efficiencies, so there's a whole series of things that'll march out over the next two years.

CLARKIN:

Are there job losses in this as well?

MONTRONE:

Well, this is basically a growth story. However, you know, when you consolidate, there are definitely going to be some people dislocations. It's not a story of, you know, massive layoffs. This is a pick and choose, combine functions, get some efficiencies.

KIERNAN:

One of the things that investors who watch this program look for is a company that has something that's unique, that others can't take away from them, either by coming up with a better product or a cheaper product. And it was interesting, as I was reading through the notes about this deal, this is going to increase your portfolio of proprietary products over what it has been at.

MONTRONE:

Right. Yeah, our proprietary product position has moved from forty percent a few years ago to about fifty percent now. This deal makes it about sixty percent. These are products that we either control exclusively or we manufacture, that we have product

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development control over. And, you know, some of them are pretty high tech, like
RNA and this type of thing that is, you know, leading edge.

CLARKIN:

How about other acquisitions? Obviously, you have a lot to digest here, but where do you look? Do you look for other growth targets at this point, or is this something that you just deal with for the next six months or so?

MONTRONE:

Well, you know, the health care and scientific area is a pretty dynamic area, so we can't, you know, just go to sleep. We have to keep moving. This is an integration here, and we will obviously be focused on that integration for a while. But on the other hand, you know, we watch everything that moves, so to speak. So we have plenty of cash flow. There's really not--this is a stock deal, so it's not really absorbing any of our financial resources. We'll have more financial flexibility, and look to do more deals.

CLARKIN:

Just out of curiosity, you're both New Hampshire-based companies.

MONTRONE:

Right.

CLARKIN:

How do both you guys in relatively related fields wind up in New Hampshire?

MONTRONE:

Well, both of us actually moved there in the seventies. We were headquartered in New York, and you guys are too young to remember what happened to New York in the seventies. The world was coming to an end, sort of like a lot of times like we have today. A lot of companies exited New York. We moved to New Hampshire, and they did it around the same time.

CLARKIN:

All right.

KIERNAN:

So you've known each other well, and this puts the companies together.

MONTRONE:

Yeah. We've been, you know-- we're like a couple that's lived together for fifty years, and now we decided to get married. [Laughter]

CLARKIN:

All right, Paul. Thanks very much.

MONTRONE:

Thank you.

CLARKIN:

Paul Montrone, of Fisher Scientific.

                                      # # #

          Material provided by multivision may be used for internal review,
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                                      * * *

                           FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher's and Apogent's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger;
(2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and

Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.


                     ADDITIONAL INFORMATION ABOUT THE MERGER
                              AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher's website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent's website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher's 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent's 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.